



GRAYSCALE

Fund Ticker

GPDT

Grayscale Polkadot Trust ETF

Pioneering *exposure* to Polkadot

As of 9/30/2025

Grayscale has pioneered exposure to the crypto asset class for over a decade. The Grayscale Polkadot Trust ETF is an ETP that invests directly in DOT, the token underlying the Polkadot protocol. Ticker: GPDT may deliver benefits to a wide spectrum of investors across several categories.

Investment Objective

The investment objective of the Grayscale Polkadot Trust ETF (the "Trust") is designed to reflect the value of DOT held by the Trust, determined by reference to the Index Price, less the Trust's expenses and other liabilities.

Exposure to DOT

Grayscale Polkadot Trust ETF (GPDT) offers investors access to Polkadot in the form of an ETP, listed on NASDAQ. Each share of the Trust represents ownership in the Trust, the sole assets of which are Polkadot. Investors gain exposure to Polkadot within a traditional brokerage account with all the benefits of an ETP. GPDT, an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds.

Tracks the Price of Polkadot

The spot price of Polkadot is defined by market participants across multiple constituent exchanges for the most representative spot price. Each constituent exchange is weighted proportionally to its trailing 24-hour liquidity with adjustments for price variance and inactivity. The index methodology can be found on coindesk.com/indices.

Cost Efficiency

At an expense ratio of 0.XX%[2], the Trust presents investors with one of the most cost-effective options for Polkadot exposure.

Convenience

The Trust can help remove the frictions and operational burdens of managing Polkadot, without the challenges of buying, storing, safekeeping, and staking the token directly.

Expert Sponsor

The Trust is built and managed by Grayscale, one of the only asset managers with over a decade of experience operating crypto investment vehicles and innovating within the asset class.

Growth of Hypothetical $10,000 (since inception)

The cumulative return of the Net Asset Value of DOT. Chart reflects a hypothetical $10,000 investment net of fund expenses management fees and other expenses.

Growth of $10,000
1
0.8
0.6
0.4
0.2
0
PLACEHOLDER
7/1/24
8/1/24
9/1/24
10/1/24
11/1/24
12/1/24
1/1/25
2/1/25
3/1/25

* XXX: Price Index Chart performance as of 9/30/25.

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

Key Investment Themes for Polkadot

Architecture has "national security" and independent sovereignty:
Polkadot is secured through the Relay Chain staking protocol, while its multiple independent parachains offer flexibility through unique specialization.

Living protocol that dynamically upgrades:
Through WebAssembly runtime and on-chain governance, Polkadot's protocol can vote to enact enhancements without having to create hard forks like static layer ones protocols.

Platform of platforms modularity:
Through Substrate SDK developer stack engine, custom domain specific blockchains can be built and integrated into the Polkadot ecosystem.

Returns*

Since NYSE Listing	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X	X	X	X	X	X	X	X	X
Nav	X	X	X	X	X	X	X	X	X
Index	X	X	X	X	X	X	X	X	X

Cumulative

Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X	X	X	X	X	X	X	X	X
Nav	X	X	X	X	X	X	X	X	X
Index	X	X	X	X	X	X	X	X	X

Annualized

Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X	X	X	X	X	X	X	X	X
Nav	X	X	X	X	X	X	X	X	X
Index	X	X	X	X	X	X	X	X	X

*Updated as additional returns data becomes available.

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

The Trust is subject to significant risk, heightened volatility, and possible loss of the entire principal. Therefore, the Trust is not suitable for all investors.

Fact Sheet

www.grayscale.com   info@grayscale.com   866-775-0313





GRAYSCALE®

Fund Ticker

GPDT

Grayscale Polkadot Trust ETF

Pioneering *exposure* to Polkadot

As of 9/30/25

Fund Details

Inception Date:	XX/XX/2024
NYSE Listing Date:	X/XX/2025
Benchmark Index:	CoinDesk Polkadot Blended Reference Rate (CDOTR)[3]
Assets Under Management:	$-
Shares Outstanding:	-
Net Asset Value (NAV):	$-
Polkadot per Share:	-[4]
Total Polkadot in Trust:	-
Fund Expense Ratio:	0.XX%[2]

Trading Details

Ticker:	GPDT
Bloomberg IOPV Ticker:	GPDT.IV
Index Ticker:	CDOTR
CUSIP:	XXXXXXXX
ISIN:	USXXXXXXXX6
Primary Exchange:	NASDAQ

Service Providers & Structure

Sponsor:	Grayscale Investments Sponsors, LLC
Index Provider:	CoinDesk Indices, Inc.
Fund Administrator:	BNY
Custodian:	Coinbase Custody Trust Company, LLC
Auditor:	KPMG LLP
Delaware Statutory Trustee:	CSC Delaware Trust Company

Important Disclosures

Please read the prospectus carefully before investing in the Trust.

Foreside Fund Services, LLC is the Marketing Agent for the Trust.

An investment in the Trust involves risks, including possible loss of principal. The Trust holds Polkadot; however, an investment in the Trust is not a direct investment in Polkadot. As a non-diversified and single industry Trust, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset trading platforms may impact the value of Polkadot, and consequently the value of the Trust. Investments in digital assets are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. Investments in digital assets are not suitable for an investor that cannot afford loss of the entire investment.

The Trust relies on third party service providers to perform certain functions essential to the affairs of the Trust and the replacement of such service providers could pose a challenge to the safekeeping of the digital assets and to the operations of the Trust.

NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Trust's Principal Market NAV per Share calculated in accordance with GAAP. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Polkadot ETFs. Please refer to the Trust's filings with the Securities and Exchange Commission for additional information.

Polkadot Risk Disclosures

Extreme volatility of trading prices that many digital assets, including Polkadot, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of Grayscale Polkadot Trust ETF (the "Trust") and the shares could lose all or substantially all of their value.

Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset.

Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.

A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Trust is correlated with the value of Polkadot, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional.

1. Investments in the Trust are speculative investments that involve high degrees of risk including a partial or total loss of invested funds and are not suitable for any investor that cannot afford loss of the entire investment.

2. Low cost based on gross expense ratio at 0.XX%. Brokerage fees and other expenses may still apply.

3. The CoinDesk Polkadot CCIXber Blended Reference Rate (CDOTR) provides a USD-denominated reference rate for the spot price of Polkadot. The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price.

4. The Trust will not generate any income and regularly sells/distributes digital assets to pay for its ongoing expenses. Therefore, the amount of digital assets represented by each share will gradually decline over time.

Fact Sheet

www.grayscale.com info@grayscale.com 866-775-0313